Exhibit 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months				Six Months
	Ended May				Ended May

	2003		2002		2003		2002

Net earnings
	$695		$563		$1,357		$1,087
Add:
Provision for taxes	343		338		699		653
Portion of rents representative of an interest factor	30		29		60		59
Interest expense on all indebtedness	2,000		2,383		3,907		4,485

Earnings, as adjusted	$3,068		$3,313		$6,023		$6,284

Fixed charges (1):
Portion of rents representative of an interest factor	$30		$29		$60		$59
Interest expense on all indebtedness	2,003		2,383		3,913		4,485

Fixed charges	$2,033		$2,412		$3,973		$4,544

Ratio of earnings to fixed charges	1.51	x	1.37	x	1.52	x	1.38	x

(1)	Fixed charges include capitalized interest and the interest factor of capitalized rent.